Exhibit 99.8

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

The Cash Store Financial Services Inc.
17631 - 103 Avenue
Edmonton, Alberta
T5S1N8

We consent to the use of our audit report dated November 16, 2011 to the shareholders and board of directors of The Cash Store Financial Services Inc. (the “Company”) on the financial statements of the Company comprising the consolidated balance sheets of the Company as at September 30, 2011 and 2010 and the consolidated statements of operations and comprehensive income, retained earnings and cash flows for the year ended September 30, 2011 and the fifteen months ended September 30, 2010, to be filed with securities regulatory authorities on SEDAR on November 16, 2011.

 We have not performed any procedures subsequent to the date of this consent.

This consent is provided to the Company for use solely in connection with the above filing of these financial statements pursuant to the continuous disclosure provisions of the province of Alberta; accordingly, we do not consent to the use of our audit report for any other purpose.

Signed “KPMG LLP”

Chartered Accountants

Edmonton, Canada
November 16, 2011

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG LLP”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.